Filed Pursuant to Rule 424(b)(3)

Registration No. 333-113949

PROSPECTUS SUPPLEMENT NO. 1

DATED DECEMBER 22, 2006

TO PROSPECTUS DATED APRIL 12, 2004

SCOLR Pharma, Inc.

4,308,388 SHARES OF COMMON STOCK

This prospectus supplements the prospectus dated April 12, 2004, of SCOLR Pharma, Inc., relating to the public offering and sale of securities by selling stockholders described therein. This prospectus supplement should be read in conjunction with the prospectus, as supplemented to date, and this prospectus supplement is qualified by reference to the prospectus, as supplemented to date, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

Investing in our common stock is highly speculative and involves a high degree of risk. Please see the following to read about factors you should consider before making a decision to purchase shares of our common stock:

•	“Risk Factors” beginning on page 9 of the prospectus; and

•	“Risk Factors” beginning on page 12 of our annual report on Form 10-K filed with the SEC on March 23, 2006, and in our quarterly reports on Form 10-Q filed with the SEC since the end of fiscal 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

SELLING STOCKHOLDERS

The following information is provided to update the selling stockholder table in the prospectus to reflect the transfer of shares by various selling stockholders. Specifically, Omicron Master Trust transferred warrants to purchase 18,275 shares of our common stock to Rockmore Investment Master Fund, Ltd., and RHP Master Fund, Ltd. transferred warrants to purchase 19,231 shares of our common stock to Warrant Strategies Fund, LLC. In each case the prospectus relates to the resale of the shares issuable upon exercise of such warrants. We may amend or supplement the information in this prospectus supplement from time to time in the future to update or change the information with respect to the selling stockholders in the table below and the shares which may be resold. In addition, we may amend or supplement the prospectus from time to time in the future to update or change the information with respect to other selling stockholders.

Stockholder’s Name	Shares Owned Before Offering	Shares Included in Prospectus	Percent of Common Stock After Offering(1)	Shares Owned After Offering(1)
Omicron Master Trust (7)	39,417	39,417	*	—
RHP Master Fund, Ltd. (9)	76,923	76,923	*	—
Rockmore Investment Master Fund, Ltd. (19)	18,275	18,275	*	—
Warrant Strategies Fund, LLC (20)	19,231	19,231	*	—

*	Less than one percent.

(1)	We do not know when or in what amounts the selling stockholders will offer shares for sale, if at all. The selling stockholders may sell any or all of the shares included in an offered by this prospectus. Because the selling stockholder may offer all or some of the shares pursuant to this offering, we cannot estimate the number of shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that after completion of the offering, none of the shares included in and covered by this prospectus will be held by the selling stockholders.

(7)	Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and Olivier H. Morali, an officer of OCI, and Bruce T. Bernstein, a consultant to OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions with respect to the shares of our common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock.

(19)	Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of October 30, 2006, Bruce T. Bernstein and Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock.

(20)	Warrant Strategies Fund, LLC (“Warrant Strategies”), is a limited liability company formed under the laws of Delaware. Sean Molloy, serves as a portfolio manager at C.E. Unterberg, Towbin, Inc., and has been identified as the party being responsible for the portfolio management decisions of the shares of common stock owned by Warrant Strategies. By reason of such authority, Mr. Molloy may be deemed to share dispositive power over the shares of our common stock owned by Warrant Strategies. Mr. Molloy disclaims beneficial ownership of such shares of our common stock.

The date of this prospectus supplement is December 22, 2006